EXHIBIT 12 - RATIO OF EARNINGS TO FIXED CHARGES
WHIRLPOOL CORPORATION AND SUBSIDIARIES

	Year Ended December 31,
	2014	2013	2012	2011	2010
Earnings
Earnings (loss) before income taxes	$881	$917	$558	$(28)	$586
Fixed charges	222	231	256	270	281
	$1,103	$1,148	$814	$242	$867
Fixed charges
Portion of rents representative of the interest factor	$57	$54	$57	$57	$56
Interest on indebtedness	159	172	193	204	211
Amortization of debt financing fees	6	5	6	9	14
	$222	$231	$256	$270	$281
Ratio of earnings to fixed charges	5.0	5.0	3.2	0.9	3.1